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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)(1)

Arena Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

040047 10 2

(CUSIP Number)

Hope Flack
BVF Partners L.P.
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040047 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,376,977

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,376,977

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,376,977

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
5.4%*

*                 In the Form 10-Q filed by the Issuer on August 13, 2003, 28,568,530 shares of stock are listed as outstanding.  The Issuer  closed on the purchase of 3,000,000 shares from the Reporting Persons on October 21, 2003.  Accordingly, the “percent of class” is calculated on the basis of 25,568,530 shares outstanding.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 040047 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 883,884

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 883,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,884

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
3.5%*

*                 In the Form 10-Q filed by the Issuer on August 13, 2003, 28,568,530 shares of stock are listed as outstanding.  The Issuer  closed on the purchase of 3,000,000 shares from the Reporting Persons on October 21, 2003.  Accordingly, the “percent of class” is calculated on the basis of 25,568,530 shares outstanding.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 040047 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,259,351

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,259,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
8.8%*

*                 In the Form 10-Q filed by the Issuer on August 13, 2003, 28,568,530 shares of stock are listed as outstanding.  The Issuer  closed on the purchase of 3,000,000 shares from the Reporting Persons on October 21, 2003.  Accordingly, the “percent of class” is calculated on the basis of 25,568,530 shares outstanding.

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 040047 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds* (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,658,412

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,658,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,658,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
18.2%*

*                 In the Form 10-Q filed by the Issuer on August 13, 2003, 28,568,530 shares of stock are listed as outstanding.  The Issuer  closed on the purchase of 3,000,000 shares from the Reporting Persons on October 21, 2003.  Accordingly, the “percent of class” is calculated on the basis of 25,568,530 shares outstanding.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 040047 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,658,412

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,658,412

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,658,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
18.2%*

*                 In the Form 10-Q filed by the Issuer on August 13, 2003, 28,568,530 shares of stock are listed as outstanding.  The Issuer  closed on the purchase of 3,000,000 shares from the Reporting Persons on October 21, 2003.  Accordingly, the “percent of class” is calculated on the basis of 25,568,530 shares outstanding.

14.	Type of Reporting Person (See Instructions) IA, CO

This Amendment No. 6 to the Statement on Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission on behalf of the Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments L.L.C., a Delaware limited liability company (“Investments”), BVF Partners L.P., a Delaware limited partnership (“Partners”) and BVF Inc., a Delaware corporation (“BVF Inc.” and, together with BVF, BVF2, Investments, and Partners, the “Reporting Persons”) with respect to the Common Stock, par value $0.0001 per share (the “Stock”), of Arena Pharmaceuticals, Inc., a Delaware corporation (“Arena”).  The principal executive office of Arena is located at 6166 Nancy Ridge Road, San Diego, California 92121.

Item 6 is hereby amended to read in its entirety as follows:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Stockholders Agreement between Arena and the Reporting Persons entered into on January 17, 2003 (the “Stockholders Agreement”), the Reporting Persons are entitled to select one individual to serve on Arena’s Board of Directors (the “Designee”) and one non-voting observer who may participate in the meetings of Arena’s Board of Directors.  The Stockholders Agreement also provides for certain rights of the Reporting Persons to call a Special Meeting of Stockholders in limited circumstances.  The Stockholders Agreement further provides that from July 1, 2003 through October 15, 2003, Arena shall have the right to offer to purchase from the Reporting Persons at least three million (3,000,000) shares of Stock on terms described in the Stockholders Agreement.  The Stockholders Agreement does not require the Reporting Persons to accept or reject such offer.  Pursuant to the terms of the Stockholders Agreement, the Reporting Persons agreed to certain time-limited standstill provisions, including a prohibition on any acquisitions of Stock or assets of Arena, a prohibition on the solicitation of proxies or the submission of shareholder proposals except as provided in the Stockholders Agreement, and a prohibition on engaging in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Stockholders Agreement also provides that the Stock beneficially owned by the Reporting Persons shall be voted in accordance with the recommendations of the Board of Directors with respect to nominees for election to the Board of Directors and certain stockholder proposals while the standstill provisions are in effect.

On October 7, 2003, Arena exercised its right to offer to purchase three million (3,000,000) shares of Stock from the Reporting Persons at a 10% discount to market value (or approximately $7.69 per share, based upon Arena’s calculations).  Furthermore, on October 7, 2003, the Reporting Persons and Arena entered into an Amendment to the Stockholders Agreement which extends the period of time that the Reporting Persons have to respond to Arena’s offer to up to ten (10) calendar days.  On October 17, 2003, the Reporting Persons accepted Arena’s offer to purchase three million (3,000,000) shares of Stock from the Reporting Persons on the terms described above.

On December 12, 2003, the Reporting Persons selected Mr. Scott Bice to replace Mr. Mark Lampert as the Designee to Arena’s Board of Directors.  The Reporting Persons expect Mr. Bice to serve as an independent director and fulfill his responsibilities, fiduciary and otherwise, to all stockholders of Arena as a group.  A letter from the Reporting Persons to Mr. Bice confirming his selection as the Designee is attached hereto as Exhibit 2.

The foregoing summary of the terms of the Stockholders Agreement and the Amendment to Stockholders Agreement does not purport to be a complete discussion of the agreement.

Accordingly, the foregoing summary is qualified in its entirety by reference to the full text of the Stockholders Agreement, previously filed as an exhibit to the Schedule 13D amendment filed on January 21, 2003, and the full text of the Amendment to the Stockholders Agreement, previously filed as an exhibit to the Schedule 13D amendment filed on October 9, 2003.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement Regarding Joint Filing
Exhibit 2 – Letter Confirming Selection of New Designee

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

By:
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

By:
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

By:
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:
Mark N. Lampert
President

BVF INC.

By:
Mark N. Lampert
President